MAX BERUEFFY

Senior Associate Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

E-mail: max.berueffy@protective.com

April 21, 2016

VIA E-MAIL AND EDGAR

Mr. Keith Gregory

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Re:                             Protective ProSaver Platinum

Initial Registration Statement on Form S-3

File No. 333-209828

Mr. Gregory:

On behalf of Protective Life Insurance Company (the “Company”) we are providing responses to comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in a telephone conversation on April 19, 2016 with outside counsel for the Company. We are transmitting this response letter in anticipation of filing with the Commission in the near future Pre-Effective Amendment No. 1 (the “Amendment”) to the above referenced Form S-3 Registration Statement for certain modified guaranteed annuity contracts (the “Contracts”) issued by the Company under the Securities Act of 1933.

General Comments

1.              Comment:  Please include financial statements with the next amendment to the registration statement.

Response:  The Company confirms that the Protective Life Insurance Company and Protective Variable Separate Account financials will be included in the Pre-Effective Amendment.

2.              Comment:  Please file the accounting and legal consents with the next filing of the registration statement.

Response:  The Company confirms that the accounting and legal consents will be included in the Pre-Effective Amendment.

3.              Comment:  Please file a new legal opinion regarding the legality of the securities to be issued with the next amendment to the registration statement.

Response:  The Company confirms that a new legal opinion regarding the legality of the securities will be included in the Pre-Effective Amendment.

Cover Page

4.              The notation on the cover page indicates that the registration statement also relates to multiple prior registration statements.  Please supplementally address the following:

a.              Comment:  Why are the prior registration statements noted on the cover page of this registration statement?

Response:  Pursuant to Rule 429 under the Securities Act of 1933, the prospectus included in the Form S-3 registration statement will be forwarded to owners who purchased the ProSaver Platinum Contract based on a prior registration statement listed on the facing sheet of the S-3 registration statement in order to satisfy the prospectus delivery requirements of Section 5 of the 1933 Act with respect to future premium payments contributed under the Contract by those owners.  In order to rely on Rule 429 with respect to each such prior registration statement, paragraph (b) of Rule 429 requires that the file number for the prior registration statement be set forth on the facing sheet of the S-3 registration statement.

b.              Comment:  Doesn’t this update only apply to the most recent registration statement’s 3-year required filing (333-187453)?

Response:  Please see our response to Commission Staff Comment 4.a. above.

c.               Comment:  Please explain why Rule 429 applies to this 3-year update.

Response:  Please see our response to Commission Staff Comment 4.a. above.

5.              Comment:  Please provide TANDY representations with your responses to these comments.

Response:

The Company acknowledges that:

•                  should the Commission or the Staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *

The Company and the principal underwriter for the Contracts will file requests to accelerate the effective date of the Amendment to April 29, 2016.

If you have any questions or comments regarding this correspondence filing, or if there is anything that we can do to facilitate the Staff’s processing of the Amendment, please call the undersigned at (205) 268-3581 or Tom Bisset at (202) 383-0118.  As always, we greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Max Berueffy

Max Berueffy
Senior Associate Counsel

cc: Thomas Bisset, Esq.